

August 9, 2010

Patrick B. Kelleher
Chief Financial Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

> **Re: Genworth Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File Number: 001-32195**

Dear Mr. Kelleher:

We have reviewed your July 27, 2010 response to our July 13, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis
Business trends and conditions
Trends and conditions affecting our segments
U.S. Mortgage Insurance, page 91

1. Refer to your response to prior comment one. Please tell us why it is appropriate under GAAP to reduce/increase your loss reserves by estimating rescissions/reinstatements. Please reference the authoritative accounting guidance upon which you relied. In addition, revise your disclosure to describe the methods you used to determine your estimate of rescission and reinstatements as your disclosure that it is "based on actual experience" is vague.

2. Refer to your response to prior comment two. Your response indicates that your reserve methodology includes a component related to premium refunds. Please address our prior comment, and tell us why this presentation is appropriate as opposed to recording the premium refund estimate as a reduction to revenue and reference the authoritative accounting guidance upon which you relied.

3. Refer to your response to prior comment two. It appears that you have entered into two separate arbitration settlements based on your previous response and your disclosure in Note 25. Please revise your proposed disclosure related to the change in the current and prior year policy and contract claims liability for the U.S. mortgage insurance business to also address the change in estimate related to your arbitration settlement in January 2010.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Branch Chief, at (202) 551-3651 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant